TransAlta responds to recommendation by Canadian Hydro Developers Board of Directors

CALGARY, Alberta (July 24, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today responded to the recommendation issued by the Board of Directors of Canadian Hydro Developers, Inc. (TSX: KHD) regarding the offer by TransAlta to acquire all of the issued and outstanding common shares of Canadian Hydro Developers for $4.55 per share in cash. Canadian Hydro Developers issued their recommendation via news release yesterday (July 23).

“Canadian Hydro Developers’ news release lists several factors, all of which are well known to the market and were considered by us in making our offer. We continue to believe that our offer provides Canadian Hydro Developers shareholders with significant, immediate and certain value for their shares,” said Steve Snyder, TransAlta’s Chief Executive Officer.

TransAlta will review the Canadian Hydro Developers Directors’ Circular once it is filed and may provide additional comment at that time.

TransAlta’s offer represents a premium of 30 per cent over the volume weighted average closing trading price of the common shares over the 10 trading days immediately prior to July 20, 2009. The offer price also represents a premium of 25 per cent over the closing price on July 17, 2009, the last trading day before TransAlta disclosed its intention to make the offer. The offer will remain open until 6:00 p.m. (Mountain) on August 27, 2009 unless withdrawn or extended.

TransAlta strongly encourages shareholders of Canadian Hydro Developers to carefully review its offer and take-over bid circular (available on SEDAR at www.sedar.com), which contains the full terms and conditions of the offer as well as detailed instructions on how shareholders can tender their common shares to the offer. Copies of the offer and take-over bid circular and related documents are also available online at www.transalta.com.

Canadian Hydro Developers shareholders electing to tender their common shares to the offer must complete the letter of transmittal or, if necessary, the notice of guaranteed delivery (both of which accompany the offering circular) and return the appropriate document in accordance with the terms and conditions more fully set out under ‘‘Manner of Acceptance’’ in Section 3 of the offer. If common shares of Canadian Hydro Developers are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, the shareowner should contact such nominee for instructions on how to deposit their common shares to the offer.

For assistance in tendering shares to the TransAlta offer, Canadian Hydro Developers shareholders are encouraged to contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

Reader Advisory

This news release may contain statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's control including, without limitation, uncertainty related to the completion of the offer to acquire Canadian Hydro Developers and the effects of the transaction in the event it is completed on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's management at the time the information is released and TransAlta does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com